New Found Gold Completes Queensway Gold Project Expansion;

Grants Restricted Share Units

Vancouver, BC, December 5, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the Company has successfully completed its previously announced acquisition (the "Acquisition") of a 100% interest in certain mineral claims in Newfoundland and Labrador previously held by Exploits Discovery Corp. ("Exploits") (the "Claims"). The Claims adjoin New Found Gold's Queensway Gold Project ("Queensway" or the "Project") and increases the size of the Project by up to 31%, to a total of 230,225 hectares.

Keith Boyle, CEO of New Found Gold, commented, "With the Queensway expansion, New Found Gold has consolidated a district-scale land package encompassing over 110 kilometres of strike along two major fault zones, the Appleton and the JBP. With our focused work over the past several years on a 5 kilometre segment of the Appleton, we have outlined a significant initial mineral resource with robust preliminary economics at the AFZ Core. New discoveries at depth and along strike demonstrates the camp-scale potential at Queensway. We look forward to commencing exploration on our new landholdings, beginning with drill testing of areas immediately to the northeast and along strike from the AFZ Core."

As consideration for the Claims, the Company (i) issued 2,821,556 common shares of the Company (the "Shares") to Exploits; (ii) granted to Exploits a 1% NSR Royalty (as defined below); and (iii) within 10 business days following a positive final determination by the Supreme Court of Newfoundland and Labrador with respect to certain disputed mineral claims, will issue 725,543 Shares to Exploits ("the "Contingent Shares").

As partial consideration for the Claims, the Company granted to Exploits a 1.0% net smelter returns royalty on certain of the mineral claims (the "NSR Royalty") on the products derived from certain of the mineral licenses forming part of the Claims pursuant to a royalty agreement (the "Royalty Agreement"). For three years from the date of the Royalty Agreement, New Found Gold retains the right and option to purchase 0.5% of the NSR Royalty for a price equal to CDN$750,000.

Grant of Restricted Share Units

The Company announces it has granted 300,000 restricted share units ("the RSUs") to a director of New Found Gold, in accordance with the "5% rolling" share unit plan of the Company, with 1/3 vesting one year from the date of grant, and 1/3 vesting every year thereafter until fully vested.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway, as well as the recently acquired Hammerdown Operation, Pine Cove Operation and Nugget Pond Hydrometallurgical Gold Plant. The Company is currently focused on advancing Queensway to production and bringing the Hammerdown Operation into steady-state gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

New Found Gold has a new board of directors and management team and a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the Acquisition and the issuance of the Contingent Shares. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.